COCA-COLA EUROPEAN PARTNERS PLC 2019 ANNUAL GENERAL MEETING

LONDON, 17 April 2019 - Coca-Cola European Partners plc (the "Company") announces that the Notice of Meeting for its 2019 Annual General Meeting to be held at 3.30pm on Wednesday, 29 May 2019, at Pemberton House, Bakers Road, Uxbridge UB8 1EZ (“Notice of AGM”) is available to view at: ir.ccep.com/financial-reports/proxy-materials. The 2018 Annual Report on Form 20-F (“2018 Integrated Report”) was published on 14 March 2019 and can be found at ir.ccep.com/financial-reports/annual-reports.

The 2018 Integrated Report, Notice of AGM and 2019 Annual General Meeting Form of Proxy (“Form of Proxy”) are also being sent to those shareholders who have requested to receive hard copies today.

In compliance with Listing Rule 14.3.6R, the Notice of AGM and Form of Proxy will shortly be available for inspection on the National Storage Mechanism at: www.morningstar.co.uk/uk/NSM.

CONTACTS:

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett T +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

About CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish stock exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.